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                          June 11, 2020

       Richard Stewart
       Chief Executive Officer
       Achieve Life Sciences, Inc.
       1040 West Georgia Street, Suite 1030
       Vancouver, British Columbia, V6E 4H1

                                                        Re: Achieve Life
Sciences, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed June 5, 2020
                                                            File No. 333-238970

       Dear Mr. Stewart:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Ada D.
Sarmento at 202-551-3798 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Chelsea Anderson, Esq.